SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

BlueCity Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

09610L 106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 09610L 106 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “BLCT.” Each two (2) ADSs represent one Class A ordinary share of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 Pages

1	Name of Reporting Person Shunwei Ventures III Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,862,069(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,862,069(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,069 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4%(2) (or 4.6%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 1,862,069 Class A ordinary shares held by Shunwei Ventures III Limited.
(2)

The beneficial ownership percentage is calculated based on 17,825,670 ordinary shares of the Issuer as a single class, being the sum of (i) 12,210,830 Class A ordinary shares, and (ii) 5,614,840 Class B ordinary shares issued and outstanding as of July 7, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 7, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 4.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Page 3 of 13 Pages

1	Name of Reporting Person Shunwei China Internet Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,862,069(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,862,069(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,069(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4%(2) (or 4.6%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 1,862,069 Class A ordinary shares held by Shunwei Ventures III Limited. Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P.
(2)

The beneficial ownership percentage is calculated based on 17,825,670 ordinary shares of the Issuer as a single class, being the sum of (i) 12,210,830 Class A ordinary shares, and (ii) 5,614,840 Class B ordinary shares issued and outstanding as of July 7, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 7, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 4.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

1	Name of Reporting Person Shunwei Capital Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,862,069(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,862,069(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,069(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4%(2) (or 4.6%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 1,862,069 Class A ordinary shares held by Shunwei Ventures III Limited. Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P.

(2)

The beneficial ownership percentage is calculated based on 17,825,670 ordinary shares of the Issuer as a single class, being the sum of (i) 12,210,830 Class A ordinary shares, and (ii) 5,614,840 Class B ordinary shares issued and outstanding as of July 7, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 7, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 4.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Page 5 of 13 Pages

1	Name of Reporting Person Shunwei Capital Partners II GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,862,069(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,862,069(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,069 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4%(2) (or 4.6%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 1,862,069 Class A ordinary shares held by Shunwei Ventures III Limited. Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited.

(2)

The beneficial ownership percentage is calculated based on 17,825,670 ordinary shares of the Issuer as a single class, being the sum of (i) 12,210,830 Class A ordinary shares, and (ii) 5,614,840 Class B ordinary shares issued and outstanding as of July 7, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 7, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 4.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Page 6 of 13 Pages

1	Name of Reporting Person Silver Unicorn Ventures Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,862,069(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,862,069(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,069 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4%(2) (or 4.6%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 1,862,069 Class A ordinary shares held by Shunwei Ventures III Limited. Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. Shunwei Capital Partners II GP Limited is controlled by Silver Unicorn Ventures Limited.

(2)

The beneficial ownership percentage is calculated based on 17,825,670 ordinary shares of the Issuer as a single class, being the sum of (i) 12,210,830 Class A ordinary shares, and (ii) 5,614,840 Class B ordinary shares issued and outstanding as of July 7, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 7, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 4.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Page 7 of 13 Pages

1	Name of Reporting Person Koh Tuck Lye
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,862,069 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,862,069 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,069 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.4%(2) (or 4.6%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents 1,862,069 Class A ordinary shares held by Shunwei Ventures III Limited. Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. Shunwei Capital Partners II GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.

(2)

The beneficial ownership percentage is calculated based on 17,825,670 ordinary shares of the Issuer as a single class, being the sum of (i) 12,210,830 Class A ordinary shares, and (ii) 5,614,840 Class B ordinary shares issued and outstanding as of July 7, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 7, 2020. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, voting together as one class. The voting power of the shares beneficially owned by the Reporting Person represented 4.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Page 8 of 13 Pages

Item 1(a).	Name of Issuer: BlueCity Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices: Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing, China

Item 2(a).

Name of Person Filing:

(i) Koh Tuck Lye,

(ii)  Silver Unicorn Ventures Limited,

(iii)  Shunwei Capital Partners II GP Limited,

(iv) Shunwei Capital Partners II GP, L.P.,

(v)   Shunwei China Internet Fund II, L.P., and

(vi) Shunwei Ventures III Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

(i) Koh Tuck Lye

32D Watten Rise, Singapore 286651

(ii) Silver Unicorn Ventures Limited

Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

(iii) Shunwei Capital Partners II GP Limited

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(iv) Shunwei Capital Partners II GP, L.P.

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(v) Shunwei China Internet Fund II, L.P.

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(vi) Shunwei Ventures III Limited

Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

Item 2(c)

Citizenship:

(i) Koh Tuck Lye – Singapore

(ii)  Silver Unicorn Ventures Limited – British Virgin Islands

(iii)  Shunwei Capital Partners II GP Limited – Cayman Islands

(iv) Shunwei Capital Partners II GP, L.P. – Cayman Islands

(v)   Shunwei China Internet Fund II, L.P. – Cayman Islands

(vi) Shunwei Ventures III Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value US$0.0001 per share, of the Issuer

Page 9 of 13 Pages

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to five votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: CUSIP number 09610L 106 has been assigned to the ADSs of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Persons	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class A Ordinary Shares(1)	Percentage of Total Ordinary Shares(1)	Percentage of the Aggregate Voting Power(2)
Shunwei Ventures III Limited (3)	1,862,069	0	1,862,069	0	1,862,069	15.2%	10.4%	4.6%
Shunwei China Internet Fund II, L.P.(3)	1,862,069	0	1,862,069	0	1,862,069	15.2%	10.4%	4.6%
Shunwei Capital Partners II GP, L.P. (3)	1,862,069	0	1,862,069	0	1,862,069	15.2%	10.4%	4.6%
Shunwei Capital Partners II GP Limited (3)	1,862,069	0	1,862,069	0	1,862,069	15.2%	10.4%	4.6%
Silver Unicorn Ventures Limited (3)	1,862,069	0	1,862,069	0	1,862,069	15.2%	10.4%	4.6%
Tuck Lye Koh (3)	1,862,069	0	1,862,069	0	1,862,069	15.2%	10.4%	4.6%

(1)

The beneficial ownership percentage is calculated based on 17,825,670 ordinary shares of the Issuer as a single class, being the sum of (i) 12,210,830 Class A ordinary shares, and (ii) 5,614,840 Class B ordinary shares issued and outstanding as of July 7, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 7, 2020.

(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes, on all matters submitted to them for vote.

(3)

Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. Shunwei Capital Partners II GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.

Page 10 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 11 of 13 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons dated February 9, 2021

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

Shunwei Ventures III Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei China Internet Fund II, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners II GP, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners II GP Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Silver Unicorn Ventures Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Tuck Lye Koh		/s/ Tuck Lye Koh